Exhibit 99.151

Valour Launches Curve DAO (CRV) and Litecoin (LTC) ETPs on Spotlight Stock Market, Expands Nordic Presence and Reveals New Products in Roadmap to 100 ETPs

●	Valour Launches CRV and LTC ETPs on Spotlight: Valour, a subsidiary of DeFi Technologies, has listed the Valour Curve DAO (CRV) and Valour Litecoin (LTC) SEK ETPs on Sweden’s Spotlight Stock Market, further expanding its Nordic footprint.

●	Comprehensive Digital Asset Exposure: With over 65 ETPs live, Valour is advancing toward its 100 ETP goal with new single-asset, thematic basket, and leveraged products—including upcoming listings for Tron (TRX), Stellar (XLM), BTC 2x, and ETH 2x.

●	Continued Product Innovation Across Europe: Valour’s growing pipeline of regulated digital asset ETPs reinforces its leadership in Europe, offering investors diversified access to blockchain assets through familiar and secure investment structures.

TORONTO, May 7, 2025 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that focuses on the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has launched two new ETPs on the Spotlight Stock Market in Sweden: the Valour Curve DAO (CRV) SEK ETP (ISIN: CH1108679064) and the Valour Litecoin (LTC) SEK ETP (ISIN: CH1108679072).

These new listings expand Valour’s presence in the Nordics and reinforce its mission to offer regulated, easy-to-access digital asset investment products globally.

Valour Curve DAO (CRV) ETP

Curve is a decentralized exchange (“DEX”) tailored for stablecoin and low-slippage trading. The CRV token governs the Curve DAO and plays a central role in DeFi infrastructure through liquidity provisioning, governance, and incentive mechanisms. The CRV ETP provides straightforward exposure to this protocol without the complexities of self-custody. Curve (CRV) currently holds a market capitalization of $940 million, placing it among the top 75 digital assets globally.

Valour Litecoin (LTC) ETP

Litecoin is one of the longest-standing cryptocurrencies and a foundational layer-1 blockchain. Known for its fast settlement times and low transaction costs, it has long been considered the “digital silver” complement to Bitcoin. The LTC ETP offers investors direct access to Litecoin through a secure, exchange-traded structure. Litecoin (LTC) has a market capitalization of $6.6 billion, ranking it among the top 25 digital assets worldwide.

Each product carries a 1.9% management fee and provides seamless access through traditional brokerage accounts.

Johanna Belitz, Head of Nordics at Valour, commented:

“Nordic investors are increasingly seeking regulated and transparent ways to access the digital asset market. The region has a mature and engaged trading community that’s now looking beyond Bitcoin and Ethereum toward altcoins with strong use cases. By launching ETPs on Curve and Litecoin on the Spotlight Stock Market, we’re meeting that demand and expanding access to a broader range of digital assets. These additions reflect our commitment to leading in product innovation and staying responsive to investor needs.”

Elaine Buehler, Head of Products, added:

“When developing new ETPs, we look closely at assets that combine strong market fundamentals with real-world utility. Curve and Litecoin both meet those criteria — one driving innovation in decentralized finance, the other proving itself over a decade as a fast and efficient payment network. These ETPs are built to give investors simple, regulated access to these assets through platforms they already trust, aligning with Valour’s goal of removing complexity from digital asset investing.”

With these new additions, Valour now offers over 65 unique digital asset ETPs—the most comprehensive lineup of its kind globally. This expansion marks continued progress toward Valour’s strategic goal of launching 100 ETPs by the end of 2025, with product rollouts planned not only across existing European exchanges like Spotlight, Börse Frankfurt, and Euronext but also in upcoming jurisdictions across the Middle East, Asia, and Africa.

Upcoming Product Releases

Valour continues to advance its mission to provide secure, regulated, and diversified digital asset exposure through traditional financial infrastructure. As part of its strategic roadmap to launch 100 ETPs by the end of 2025, the company is actively developing a range of new offerings, including:

Planned Single-Asset ETPs

●	Valour Tron (TRX) ETP

Tron is a high-throughput blockchain optimized for decentralized applications. It consistently ranks among the top digital assets by market capitalization and transaction volume, making it a compelling addition to Valour’s expanding lineup.

●	Valour Stellar (XLM) ETP

Stellar enables fast, low-cost cross-border payments and asset transfers. Its strong adoption in financial infrastructure use cases positions it well for institutional and retail investor interest.

●	Valour OM SEK, MOVE SEK, and MOVE EUR ETPs

These upcoming single-asset listings will offer exposure to the emerging digital assets MANTRA (OM) and Move (MOVE), in both SEK and EUR denominations.

Thematic Basket ETPs in Development

●	Real-World Asset (RWA) & Tokenization Basket

This basket will include leading projects focused on asset tokenization and on-chain financial infrastructure, such as Mantra, Ondo, Paxos Gold (PAXG), Tether Gold (XAUt), BUIDL, Centrifuge, Maple, and Polymesh.

●	Digital Gold Basket

Combining traditional and digital store-of-value assets, this product will feature Bitcoin (BTC), Paxos Gold (PAXG), and Tether Gold (XAUt), offering investors a diversified hedge against inflation and currency devaluation.

●	Institutional Layer-1 Basket

This basket will highlight blockchain networks with strong enterprise and government partnerships, including Avalanche, Algorand, Hedera, Polkadot, Sei, and BUIDL.

Leveraged ETPs

●	Valour BTC 2x and ETH 2x ETPs These leveraged products are designed to provide 2x daily exposure to the price movements of Bitcoin and Ethereum, catering to investors pursuing high-conviction or tactical trading strategies.

Continued Product Innovation

In addition to these forthcoming launches, Valour is actively progressing on additional products across a wide range of digital assets. This continued innovation underscores Valour’s position as a leader in the European digital asset ETP market and further accelerates its progress toward the 100-ETP milestone by year - end.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and X/Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Curve DAO (CRV) and Valour Litecoin (LTC) ETPs; the development of the Curve DAO and Litecoin blockchains; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 07-MAY-25

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